Via EDGAR1

August 23, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 000-52710

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 9, 2012

Response dated May 10, 2012

Form 8-K filed on July 6, 2012

File No. 000-52710

Dear Ladies and Gentlemen:

This letter is our response (the “Response”) to the letter, dated July 26, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “First Quarter 2012 10-Q”), response dated May 9, 2012 and Form 8-K filed on July 6, 2012.

[1]

Certain confidential portions of this letter were omitted by redaction. The word “[Redacted]” has been inserted in place of the portion so omitted. Copies of the letter containing the redacted portion have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

One Wall Street, New York, N.Y. 10286

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 21

If our Information systems experience a disruption or breach in security…, page 32

1.	In response to comment two, you state that your information systems have been subjected to cyber threats, including hacker attacks, viruses, denial of service efforts and unauthorized access attempts. Beginning with your next Form 10-Q, please expand your risk factor to simply state this fact. Similar to your response, you may include language that indicates that the attacks were mitigated.

In accordance with the Staff’s comment, we have revised the risk factor regarding our information systems and included the risk factor in our Quarterly Report Form 10-Q for the quarter ended June 30, 2012, which was filed on August 8, 2012 (the “Second Quarter 2012 10-Q”). Annex A, attached hereto, sets forth the revised risk factor included in the Second Quarter 2012 10-Q, marked to show the changes compared to the risk factor regarding our information systems contained in our 2011 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations: Quantitative and Qualitative Disclosures About Market Risk

Liquidity and dividends, page 35

2.	We note you perform stress tests to verify sufficient funding capacity is accessible under multiple stress scenarios. Please expand your disclosure in future filings to discuss the time horizon the stress scenarios measure. Additionally, expand this disclosure to discuss whether the results of these tests indicated that you had sufficient liquidity under each of the stress scenarios performed.

The Company regularly performs liquidity stress tests. The results of these tests are discussed in the proposed disclosure below, which we will include in our future filings. Please note that although our response below reflects our proposed disclosure, the actual language in our future filings may not compare precisely with the language set forth below as the facts and circumstances may change from time to time.

“We also perform stress tests to ensure the Company maintains sufficient liquidity resources under multiple stress scenarios. Stress tests are based on scenarios that measure liquidity risks under unlikely but plausible events. The Company performs these tests under various time horizons ranging from one day to one year in a base case, as well as supplemental tests to determine whether the Company’s liquidity is sufficient for severe market events and firm-specific events. Under our scenario testing program, the results of the tests indicate that the Company has sufficient liquidity.”

Recent accounting and regulatory developments, page 49

Regulatory developments, page 51

Task Force on Tri-Party Repo Infrastructure, page 53

3.	We note that The Federal Reserve Bank of New York sponsored a Task Force on Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market. You have indicated that you plan to implement the Task Force’s recommendations on your tri-party repo business activities. To help us understand such recommendations and to enhance the transparency of your disclosure, please revise your future filings to address the following:

a.	We note from your disclosure on page 19 that you service $1.8 trillion in daily tri-party balances. Expand your disclosure to identify your approximate market share percentage;

We have revised our disclosure to include our approximate tri-party repo market share on page 24 in the Second Quarter 2012 10-Q.

b.	Disclose any specific recommendations that, once implemented, could materially impact your current or future financial condition, results of operations, or cash flows;

We have included disclosure of the measures we have implemented in response to the Task Force’s recommendations on pages 24 and 58 in the Second Quarter 2012 10-Q. The Company will continue to make investment in the infrastructure relating to our tri-party repo business in order to reduce risk. At this time, we do not believe that implementing the Task Force’s recommendations are likely to materially impact our current or future financial condition, results of operations, or cash flows.

c.	Discuss your timeline for implementation and whether there are any regulatory ramifications if recommendations are not implemented by a certain date; and

We have begun to reduce our intraday credit exposures incrementally and expect to achieve the practical elimination of intraday credit exposures by the end of 2014. As we develop and implement these measures, we are working closely with our clients and the Federal Reserve to ensure that these changes are adopted in a manner and on a timetable that does not unduly disrupt the market.

The Federal Reserve has the jurisdiction to use supervisory tools as necessary. On July 18, 2012, the Federal Reserve Bank of New York released a statement, Update on Tri-Party Repo Infrastructure Reform, acknowledging its efforts to use the supervisory process to effect reductions in intraday credit and implement other risk management reforms detailed in the Task Force’s recommendations.

d.	Revise your risk factors in your next Form 10-Q to discuss the risk exposures surrounding your tri-party repo business activities and the specific recommendations you plan to implement to reduce such exposures and the timing of the implementation.

We will revise our risk factors in our next Form 10-Q to discuss the risk exposures surrounding our tri-party repo business. We will provide the Staff with a draft of our proposed disclosures by October 1, 2012, sufficiently in advance of the filing of our third quarter 2012 10-Q.

Notes to Consolidated Financial Statements

Note 15 – Fair value measurement, page 87

4.	It appears your derivative assets and liabilities, as disclosed on pages 91 and 92, are presented on a net basis. ASC 820-10-50-3(a) however, requires such presentation on a gross basis. Please revise your presentation in future filings. In addition, revise your disclosure in future filings to clarify whether the derivative assets and liabilities within the reconciliation disclosed on pages 94 and 95 are presented either on a gross or net basis. If such information is presented on a net basis, identify the instruments that the derivative assets and liabilities are netted against.

The amounts under the Level 1, Level 2, and Level 3 columns in the tables on pages 91 and 92 of the First Quarter 2012 10-Q are presented on a gross basis as required by ASC 820-10-50-3(a). In accordance with the Staff’s comment, we have revised the Second Quarter 2012 10-Q to reposition Footnote (a) from the top of the columns of the table on the top of page 100 to the line “Effect of master netting agreements” and clarified to indicate the cash collateral is included in that line and not in the preceding derivative asset and derivative liability lines.

The derivative assets and liabilities in the reconciliation on pages 94 and 95 of the First Quarter 2012 10-Q are presented on a gross basis. In accordance with the Staff’s comment, we have revised our disclosure in the Second Quarter 2012 10-Q to clarify this point via a footnote to the reconciliation.

Note 18 – Commitments and contingent liabilities, page 102

Foreign Exchange Matters, page 106

5.	In June 2012, news media outlets have reported that you have settled and plan to compensate Prudential Financial Inc. over the pricing of foreign exchange transactions. If true, please tell us how this settlement impacts your accrued liability regarding the remaining litigation surrounding your foreign exchange transactions.

[Redacted]

Form 8-K filed July 6, 2012

6.	We note that in July 2012 you entered into a settlement agreement in regards to a putative class action lawsuit, which was previously pending in federal court in Oklahoma and initiated by CompSource Oklahoma, concerning losses in connection with the investment of securities lending collateral in Sigma Finance Inc. As a result of the settlement, you recorded an after-tax litigation charge in the second quarter of 2012 of approximately $210 million ($350 million pre-tax). Please address the following:

a.	Revise your disclosure in future filings to clarify (and quantify, if known) if the related case(s) have been certified and discuss the remedies or damages sought. To the extent that damages have not been disclosed by the plaintiffs, disclose the amount of money that was invested on the plaintiffs’ behalf in the securities subject to the lawsuit, and the total amount of losses incurred by the plaintiffs.

[Redacted]

b.	Tell us whether prior to the second quarter of 2012 you had accrued any amount related to the CompSource litigation, and if so, how the amount accrued was previously determined.

[Redacted]

c.	Tell us whether you have adjusted your accruals for the other similar lawsuits filed by plaintiffs in other courts based on a similar methodology for how you arrived at your settlement amount for the CompSource litigation in Oklahoma.

[Redacted]

d.	Tell us when the related settlement terms were communicated with your board of directors.

[Redacted]

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1247 (facsimile transmission (212) 635-1121) or Kathleen B. McCabe at (212) 635-6601 (facsimile transmission (212) 635-6622).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane Sherburne
Name:	Jane Sherburne
Title:	General Counsel

Annex A

If our information systems experience a disruption or breach in security that results in a loss of confidential client information or impacts our ability to provide services to our clients, our business and results of operations may be adversely affected.

We rely heavily on communications and information systems to conduct our business. While our information systems have been subjected to cyber threats, including hacker attacks, viruses, denial of service efforts and unauthorized access attempts, we deploy a broad range of sophisticated defenses and we have avoided a material breach. The security of our computer systems, software and networks, and those functions that we may outsource, may continue to be ~~vulnerable to breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and event~~ subjected to cyber threats that could result in failures or disruptions in our business, customer relationship management, general ledger, deposit and loan systems. Our businesses that rely heavily on technology, such as our Investment Services business, are particularly vulnerable to security breaches and technology disruptions. Breaches of security may occur through intentional or unintentional acts by those having authorized or unauthorized access to our or our clients’ or counterparties’ confidential information, including employees and customers, as well as hackers. A breach of security that results in the loss of confidential client information may require us to reimburse clients for data and credit monitoring efforts and would be costly and time-consuming, and may negatively impact our results of operations and reputation. Additionally, security breaches or disruptions of our information systems could impact our ability to provide services to our clients, which could expose us to liability for damages, result in the loss of customer business, damage our reputation, subject us to regulatory scrutiny or expose us to civil litigation, any of which could have a material adverse effect on our financial condition and results of operations. In addition, the failure to upgrade or maintain our computer systems, software and networks, as necessary, could also make us susceptible to breaches and unauthorized access and misuse. There can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from information systems security risks. For a discussion of operational risk, see “Risk management – Operational risk” in the MD&A – Results of Operations section in the 2011 Annual Report.